Confidential Treatment Requested by Applovin Corporation

Pursuant to 17 C.F.R. SECTION 200.83

Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304-1050 O: 650.493.9300 F: 650.493.6811

January 15, 2021

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:      Larry Spirgel

Alexandra Barone

Robert Littlepage

Claire DeLabar

Re:	Applovin Corporation

Draft Registration Statement on Form S-1

Submitted December 7, 2020

CIK No. 0001751008

Ladies and Gentlemen:

On behalf of our client, Applovin Corporation (“AppLovin” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated December 31, 2020, relating to the above referenced Draft Registration Statement on Form S-1 (the “Registration Statement”). We are concurrently submitting via EDGAR this letter and a revised draft of the Registration Statement for non-public review by the Staff. For the Staff’s reference, we are providing to the Staff by overnight delivery copies of this letter as well as both a clean copy of the Registration Statement and a copy marked to show all changes from the version confidentially submitted on December 7, 2020.

The Company has advised us that the registration statement will be publicly filed and all nonpublic draft submissions will be publicly available on the EDGAR system (i) at least 15 days prior to the Company conducting its road show or (ii) in the event the Company does not conduct a roadshow, at least 15 days prior to the requested effective date.

Pursuant to 17 C.F.R. § 200.83 of the Commission’s Rules on Information and Requests, the Company is also requesting that confidential treatment be afforded to this letter and the revised draft of the Registration Statement being submitted. As instructed by the Commission, each page of the Draft Registration Statement has been marked with the following legend: “Confidential Treatment Requested by Applovin Corporation Pursuant to 17 C.F.R. Section 200.83.”

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the original Registration Statement submitted on December 7, 2020) and as specifically noted, all page references herein correspond to the page of the revised draft of the Registration Statement.

AUSTIN         BEIJING         BOSTON         BRUSSELS         HONG KONG         LONDON         LOS ANGELES         NEW YORK         PALO ALTO

SAN DIEGO         SAN FRANCISCO         SEATTLE         SHANGHAI         WASHINGTON, DC         WILMINGTON, DE

Confidential Treatment Requested by Applovin Corporation

Pursuant to 17 C.F.R. SECTION 200.83

U.S. Securities and Exchange Commission

January 15, 2021

Prospectus Summary, page 2

1.	Include the basis for your estimate “that a year after joining our portfolio, acquired Apps have increased their quarterly revenue over 100% on average.”

The Company respectfully advises the Staff that it has revised the disclosure on pages 2, 77, and 95 to address the Staff’s comment.

Dilution, page 65

2.	Please clarify that there was a net tangible deficit, not book value, at December 31, 2019.

The Company respectfully advises the Staff that it has revised the disclosure on page 65 to address the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Our Business Model

Business Revenue, page 72

3.

We note on page 72 that you derive revenue from business clients that purchase advertising inventory and you are able to grow your Business Revenue by improving your Software, adding more Apps and increasing engagement on existing Apps. Please discuss the changes in revenues due to each of these reasons for the periods presented.

The Company respectfully advises the Staff that it has supplemented the disclosure on page 81 to add a discussion of the changes in Business Revenue from Apps and Software and to discuss the impact of adding more Apps and increasing engagement on existing Apps.

4.

We also note that you record Software revenue typically on a performance-based, cost-per-install basis and MAX revenue as a percentage of client spend. Please expand the discussion of Business Revenue to quantify the changes in revenue from period to period from each of these sources due to changes in price and changes in volume. Please see Financial Reporting Codification Section 501.04 for guidance. Metrics such as RPEC can be used to support your analysis but should not replace a discussion of price and volume changes from period to period.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has supplemented the disclosure on page 81 to provide additional disclosure regarding the changes in Software revenue. The Company supplementally advises the Staff that it does not manage its business based on how changes in cost-per-install and number of installs impact Business Revenue because it focuses on overall revenue growth. The Company views the number of Enterprise Clients and their engagement with its offerings, as expressed through Revenue Per Enterprise Client (“RPEC”), as the primary drivers of its Business Revenue. The Company notes that approximately 97% of its Business Revenue in 2019 came from the Company’s Enterprise Clients. The Company believes that focusing on cost-per-install or number of installs could be misleading to investors as such measures do not necessarily align with its focus on Enterprise Clients and RPEC, which drive its overall Business Revenue. The Company further advises the Staff that MAX revenue was not material for the periods presented.

Confidential Treatment Requested by Applovin Corporation

Pursuant to 17 C.F.R. SECTION 200.83

U.S. Securities and Exchange Commission

January 15, 2021

Consumer Revenue, page 73

5.

Refer to your Risk Factor disclosure on page 47 in which you state that the accounting for revenue derived from free-to-play mobile games, particularly with regard to revenue generated from digital storefronts, is still evolving and, in some cases, uncertain. Please expand your discussion of Consumer Revenue to address current issues regarding revenue generated from digital storefronts, clarifying your accounting policy and the impact of any changes that may evolve.

The Company respectfully advises the Staff that it has revised the disclosure on page 48 to clarify that there is no current uncertainty regarding accounting policies related to revenue generated from digital storefronts.

6.

Please expand the discussion of changes in Consumer Revenues to quantify the changes in revenue due to increases in the per-transaction price of digital goods and the number of digital goods transactions during the periods presented. Metrics such as MAPs and ARPMAP should support your discussion of changes in revenues rather than being used as the sole measures of changes in revenues.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it does not believe that the per-transaction price of virtual goods and the number of virtual goods transactions will give investors helpful insight into changes in its Consumer Revenue. The Company believes that the value of, and the cost to provide, virtual goods in the gaming environment are not comparable to real-world products, and therefore does not find it meaningful to classify virtual goods by type nor attribute the revenue impact to any specific mix of virtual goods sold. Further, the Company believes that information such as the per-transaction price, the number of virtual goods transactions and the categories of virtual goods sold would not be helpful in managing or understanding the Company’s business. Instead, as described in the following paragraph and the Company’s response to Staff comment #7, the Company believes that Monthly Active Payers (“MAPs”) and Average Revenue Per Monthly Active Payer (“ARPMAP”) are the most effective metrics to measure and manage the Company’s Consumer Revenue.

As disclosed in the Registration Statement, the Company’s App business is relatively new, and has been rapidly growing. In recent periods, the Company has determined that the most effective method for managing its Apps is to focus on the number of MAPs and ARPMAP. The Company’s focus is to increase Consumer Revenue in a sustainable manner. As such, the Company believes that focusing on the number of virtual goods transactions or the per-transaction price of virtual goods transactions could be misleading to investors as such measures do not necessarily align with the Company’s focus on MAPs and ARPMAP, which drive its overall Consumer Revenue. As disclosed on page 74 of the Registration Statement, and as discussed in more detail in response to Staff comment #7 the Company did not retain user-level data related to Consumer Revenue until recently, but intends to include a discussion of trends in MAPs and ARPMAP on a go-forward basis as key metrics and as part of its analysis of its results of operations. For historical

Confidential Treatment Requested by Applovin Corporation

Pursuant to 17 C.F.R. SECTION 200.83

U.S. Securities and Exchange Commission

January 15, 2021

periods, since the Company has not retained Consumer Revenue data related to the volume and price of virtual goods transactions, the Company has provided disclosure explaining how the increase in Consumer Revenue in 2019 was attributable to increases in revenue from new Apps and Apps that were already part of the Company’s portfolio as of the beginning of 2019.

Key Metrics

Monthly Active Payers, page 74

7.

We note that you state that until July 2020, you did not retain MAP information. Please tell us whether this information can be derived from your revenue recognition transactions and if so, why you have chosen not to disclose this metric prior to July 2020, as you believe the metric is important for investors. If you cannot derive MAP information from your revenue recognition transactions, please tell us what information you utilize to determine that an individual revenue transaction has occurred from a unique mobile device.

The Company respectfully advises the Staff that in-app purchases (“IAPs”) include fees collected from users of its Apps for virtual goods that can be spent to obtain hints, solutions, advantages or other benefits within a game. The IAPs also include fees collected from a user for removing advertisements. The identified performance obligation is a promise to enhance the game experience through the virtual goods that are consumed in gameplay (consumable virtual goods) or a promise to not present advertisements within the game (durable virtual goods). Payment, which is made through the Company’s distribution partners, is required at the time of purchase and the purchase price is a fixed amount and non-refundable. The Company considers each purchasing decision (e.g., the purchase of hints and/or solutions) to result in the creation of an enforceable contract with a customer. The contract has an estimated term of a few weeks based on actual transfer of the enhanced gaming experience. This corresponds to the duration in which the parties have present enforceable rights and obligations, which is the enhanced game experience as a result of IAPs.

Payments received that result in the origination of a contract are initially recorded to deferred revenue and recognized as the enhanced gaming experience is transferred over the contract term. Each subsequent IAP is considered to be a separate contract, as IAPs are generally made once prior purchases have been consumed (i.e., once the Company has transferred the promised enhanced gaming experience and the contract is complete). The Company respectfully advises the Staff that, prior to July 2020, based on how the Company identifies the individual contract and correspondingly records revenue, it is not able to derive MAP information from its revenue recognition transactions as the Company did not retain unique player identification because revenue is based on individual contracts that are established for each IAP, not based on unique user information. The Company did not retain user information to help aggregate an individual user playing multiple Apps or making multiple purchases within the same App, but since late July 2020 the Company has retained such MAP information and the Company intends to include a discussion of trends in MAPs and ARPMAP on a go-forward basis as key metrics and as part of its analysis of its results of operations.

Confidential Treatment Requested by Applovin Corporation

Pursuant to 17 C.F.R. SECTION 200.83

U.S. Securities and Exchange Commission

January 15, 2021

Results of Operations

Extinguishment of acquisition-related contingent consideration, page 83

8.

Please expand the discussion to clarify the reason that this gain was recognized for the amendment of earn-out payments rather than recording the change as a purchase price adjustment, i.e. disclose the timing of the acquisition and the timing of the amendment and the reason for accounting for the amendment.

The Company respectfully advises the Staff that it has revised the disclosure on page 83 to address the Staff’s comment.

Business, page 99

9.	Please revise to include your basis for the following estimates:

•

“For example, PeopleFun was acquired in March 2018 and after a year, we estimate PeopleFun had increased its quarterly revenue by over five times and monthly installs on AppDiscovery by nearly seven times.” (See page 99).

•

“Similarly, in November 2019, we acquired Clipwire Games, which was not a business client. After its first year using our Software, we estimate Clipwire Games increased its quarterly revenue by four times and monthly installs on AppDiscovery from zero to 254,000.” (See page 100).

The Company respectfully advises the Staff that it has revised the disclosure on pages 99 and 100 to address the Staff’s comment.

Financial Statements – Applovin Corporation

Note 2 – Basis of Presentation and Summary of Significant Accounting Policies

Revenue from Contracts with Customers, page F-10

10.

Refer to your disclosure of Risk Factors on page 29. We note that you may offer discounts for virtual items and give away virtual items, which may impact the perceived value of the virtual items. Please expand your accounting policies revenue recognition and impairment to address these discounts and giveaways, if material.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that discounts for virtual goods and giving away virtual goods have not been material in any of the periods presented in the Registration Statement.

Confidential Treatment Requested by Applovin Corporation

Pursuant to 17 C.F.R. SECTION 200.83

U.S. Securities and Exchange Commission

January 15, 2021

Asset Acquisitions and Business Combinations, page F-13

11.

We note on page 77 that since 2018 you have invested over $1 billion in 15 strategic acquisitions and partnerships with mobile app developers and for technologies to enhance your Core Technologies. We note on page F-22 that in 2019 you acquired certain intangible assets for $480.6 million. We also note on page 137 that you describe the transaction underlying the issuance of the convertible note of $40 million in October and November 2020 as a strategic partnership with Athena FZE. Please expand your accounting policy to address your accounting for the various partnerships that you have entered into since 2018. Please describe the terms and rights of each partner for all material investments that involve strategic partnerships and whether there are related performance targets for the partnerships. Please also expand your MD&A discussion on pages 86 and 89 accordingly.

The Company respectfully advises the Staff that it has revised the disclosure on pages 86, 90, F-13, F-23, F-44, and F-45 to address the Staff’s comment.

Intangible Assets, page F-14

12.

Refer to your disclosure in Risk Factors on page 22 that states that a number of mobile apps that achieved early popularity have since seen their user bases or user engagement levels decline. We also note on pages 95 and 99 that since 2018, 31 of your games have ranked in the Top 10 Free Games overall, which implies a rather rapid rise and decline of game popularity. Please expand your accounting policies for estimated useful lives of intangible assets and impairment of long-lived assets to address how you incorporate estimates of user bases or user engagement in your accounting policies. Also, specifically address how these estimates impact the lives of virtual items when recognizing Consumer Revenue.

The Company respectfully advises the Staff that it has revised the disclosure on pages 90, 91, and F-14 to address the Staff’s comment. The Company supplementally advises the Staff that estimates of user bases and user engagement did not materially impact revenue attributable to virtual goods in 2018 and 2019 due to a very short consumption period for consumable virtual goods. Additionally, the Company notes that revenue generated by durable virtual goods was not material in 2018 and 2019.

Note 6. Commitments and Contingencies

Commitments, page F-19

13.

We note on page F-80 that Machine Zone has entered into a license agreement that has been extended through December 2021. Please expand the disclosure of commitments to disclose the future payments and expected future amortization as of December 31, 2019 totaling $35.3 million.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that all commitments of future payments and expected future amortization disclosed on page F-19 of the Registration Statement are as of December 31, 2019, which is the latest audited balance sheet period. The Company respectfully advises the Staff that it has revised the disclosure on page F-43 regarding the acquisition of Machine Zone Inc. (“Machine Zone”) in May 2020 to address the Staff’s comment. The Company will disclose commitments of future payments and expected future amortization in connection with the acquired IP license agreement in its consolidated financial statements for the year ending December 31, 2020, when available.

Confidential Treatment Requested by Applovin Corporation

Pursuant to 17 C.F.R. SECTION 200.83

U.S. Securities and Exchange Commission

January 15, 2021

Note 7. Acquisitions, page F-20

14.

We note that you acquired PeopleFun on March 31, 2018 and in December 2018 amended the terms of the earn-out agreement. Since the amendment to the earn-out agreement occurred during the twelve months following the acquisition, please expand the disclosure to explain the reason you did not consider this change to be an adjustment to the purchase price.

The Company respectfully advises the Staff that it has revised the disclosure on pages F-21 and F-22 to address the Staff’s comment.

Note 10. Credit Agreement and Convertible Notes

Credit Agreement, page F-27

15.

We note on page 144 that the Amended Credit Agreement includes Mandatory Prepayments. Please expand the disclosure of the Credit Agreement to disclose these mandatory prepayments and the conditions that trigger such mandatory prepayments.

The Company respectfully advises the Staff that it has revised the disclosure on page F-28 to address the Staff’s comment.

Note 16. Income Taxes, page F-36

16.

Please expand the disclosure of the year end restructuring of the foreign entity to explain the nature of the restructuring, the foreign jurisdiction that included the restructured entity and more detail regarding the decrease in the deferred tax liability in 2019.

The Company respectfully advises the Staff that it has revised the disclosure on page F-38 to address the Staff’s comment.

Note 20. Subsequent Events, page F-42

17.

We note that the exit by the Company from one of the Machine Zone real estate leases was effected contemporaneously with the closing of the acquisition. Please expand the disclosure to explain why this was considered to be a separate transaction and not accounted for in conjunction with the acquisition. Please tell us the basis in ASC 805 for your accounting for this lease termination.

The Company respectfully advises the Staff that it has revised the disclosure on page F-43 to address the Staff’s comment. The Company supplementally advises the Staff that in determining whether the exit from one of the Machine Zone real estate leases should be considered to be a separate transaction it evaluated the factors in ASC 805-10-55-18. The Company concluded that the lease amendment is not part of the business combination based on the following facts and circumstances: (i) the lease amendment was negotiated primarily for the benefit of the combined entity; (ii) the Company was the primary party negotiating the lease amendment directly with the lessor; and (iii) the negotiations of the lease amendment and the acquisition of Machine Zone took place contemporaneously.

Confidential Treatment Requested by Applovin Corporation

Pursuant to 17 C.F.R. SECTION 200.83

U.S. Securities and Exchange Commission

January 15, 2021

Financial Statements – Machine Zone, Inc.

Note 2 – Summary of Significant Accounting Policies

Liquidity, page F-66

18.	Please revise to clarify when Machine Zone, Inc. became a wholly-owned subsidiary of Applovin.

The Company respectfully advises the Staff that it has revised the disclosure on page F-69 to address the Staff’s comment.

Revenue Recognition, page F-70

19.

We note on page F-71 that the estimated average playing period (“EAPP”) is estimated to be generally between six and nine months. We also note on page F-68 that Internal-Use Software Development Costs are amortized over an estimated useful life of generally two to three years. Please explain in greater detail how you determine the estimated useful life of game-related software and how that useful life relates to your EAPP.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on page F-71 to address the Staff’s comment. The Company supplementally advises the Staff that Machine Zone determined the estimated useful life of game-related software based on the period for which the game-related software is expected to contribute to future cash flows. When estimating the period for which the game-related software is expected to contribute to future cash flows, Machine Zone primarily relied on its analysis of historical performance of its existing games and the most recent trends in bookings. The Company further supplementally advises the Staff that the estimated average playing period (“EAPP”) is based on the best estimate of the average playing life of paying players, which is shorter than the average life of the game-related software.

Unaudited Pro Forma Condensed Combined Statement of Operations, page F-101

20.

We note on page F-71 that Machine Zone, Inc. has recognized digital advertising services on a gross basis as Machine Zone acted as a principal. Please provide a note to the pro forma financial information detailing how the continuing revenue from digital advertising services from previous Machine Zone customers will be recorded following the acquisition.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that there was no continuing revenue from digital advertising services from previous Machine Zone customers following the acquisition. As disclosed on page F-73, Machine Zone had ceased to provide digital advertising services as of December 31, 2018.

Confidential Treatment Requested by Applovin Corporation

Pursuant to 17 C.F.R. SECTION 200.83

U.S. Securities and Exchange Commission

January 15, 2021

General

21.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company respectfully advises the Staff that, under separate cover, it has concurrently herewith supplementally provided the Staff with a copy of the written materials that have been presented visually, but not distributed, to potential investors in “testing-the-waters” meetings in reliance on Section 5(d) of the Securities Act of 1933, as amended. The Company respectfully requests that the Staff destroy such materials upon completion of its review. To the extent that any written communications may in the future be presented to additional potential investors, the Company will provide the Staff with copies of any such written communications.

*****

Confidential Treatment Requested by Applovin Corporation

Pursuant to 17 C.F.R. SECTION 200.83

U.S. Securities and Exchange Commission

January 15, 2021

Please direct any questions regarding the Company’s responses or the revised draft of the Registration Statement to me at (650) 565-3574 or rpavri@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Rezwan D. Pavri
Rezwan D. Pavri

cc:	Adam Foroughi, Applovin Corporation

Herald Chen, Applovin Corporation

Victoria Valenzuela, Applovin Corporation

Lonnie Huang, Applovin Corporation

Andrew T. Hill, Wilson Sonsini Goodrich & Rosati, P.C.

Lang Liu, Wilson Sonsini Goodrich & Rosati, P.C.

Michael T. Esquivel, Fenwick & West LLP

Ran D. Ben-Tzur, Fenwick & West LLP

James D. Evans, Fenwick & West LLP

Jennifer J. Hitchcock, Fenwick & West LLP